Invest in Apotheka

Software | Minority Owned | Artificial Intelligence | Saas | Blockchains

Making Electronic Medical Records More Secure And Available At Your Finger Tips!

APOTHEKA.CO LOS ANGELES CALIFORNIA



Hospitals are plagued with poor security/encryption that has led to multiple data breaches and; secondly bad patient data leading to duplicate medical records, misdiagnosis, billing errors and medical malpractice. All of which are extremely costly and potential detrimental to positive patient outcomes and care.

Dennis Maliani CEO @ Apotheka

Why you may want to invest in us...

1. First solution to integrate Telehealth / Telemedicine onto Blockchain
2. Patent (pending) six-way patient validation on the Blockchain utilizing AI driven smart workflows
3. Empowering COVID-19 patient data management and remote self assessments on the Blockchain
4. Integrative solution/interoperability (plug and play functionalities)
5. Value bundle solution (Security/Encryption, PHI Validation, Physicians Credentialing, revenue cycle management)
6. Our solution in use at Cedars Sinai TowerENT, Stemcell TherapeuticsLA, Pacific Stemcells, Health Centurion, Metrohealth International etc.
7. Latest technology stack and security - Cloud, AI, IoT, & Blockchain

Why investors ❤ us

WE'VE RAISED $124,590 SINCE OUR FOUNDING



I invested in Apotheka because our healthcare system needs an overhaul, and Dennis and the team has the ambition to transform it. I love the experience of the team and think they will achieve high adoption rates.

The Founder Dennis Maliani has the strong domain expertise and previous healthcare consulting/operating experience. He is driven by improving healthcare, which is a passion I share with him. I believe his passion will help drive the company forward as they scale.

Brad Yasar

LEAD INVESTOR | INVESTING $60,000 THIS ROUND



TO THE FUTURE. WE ARE COUNTING ON YOU TO CLEAN UP THE MESS YOU DECIDE TO TAKE ON. YOU SOUND CONFIDENT. MAKE IT HAPPEN.

Claudette Brewer



I have known Dennis for a long time and had the pleasure of working with him side by side. His knowledge of the healthcare space, combined with his passion for technology, makes him the perfect founder to invest in with Apotheka.

Brad Yasar

Business Architect, Entrepreneur, Angel Investor and Family man.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Dennis Maliani

CEO

Dennis Maliani is the Founder of Apotheka Systems. His vast experience in the healthcare space spans 12 plus years at world-class hospitals systems and academic centers including Cedars Sinai, Keck Medicine Of USC, Memorial Care, Amgen among others.



Luis Lopez

COO

Luis Lopez has over 20 years of experience in professional consulting. He has been involved as a co-founder in two start-up companies, including Somega Healthcare Systems which was successfully sold.



Victor Pisacane

CTO

Formerly a Sr. software architect, IBM Watson Health. Innovative and dynamic professional software developer in emerging technologies, architect and team leader with 25 years of experience designing, developing and delivering software products.



Daniel Edelstein

CSO

Daniel Edelstein has worked on the payer side of healthcare with organizations that provide health insurance to the underprivileged communities of Los Angeles. Serving as the Chief of Enterprise Strategy, he works on identifying viable strategies.

In the news

Apotheka Systems Inc. Launches Claudius Your AI Medical Assistant

LOS ANGELES, Nov. 15, 2018 /PRNewswire/ -- On Friday November 31st Apotheka Systems Inc. will be hosting a Showcase of their latest technology in the EHR space at AMLI Marina del Rey in the heart of

June 19, 2020 @ prnewswire.com

Apotheka Systems Inc. Patents Patient Identity Validation On Blockchain | Markets Insider

LOS ANGELES, Dec. 18, 2018 /PRNewswire/ -- On Tuesday December 18 th announced the submittal of proprietary technology patents to the US Patent Office. This marks a milestone in the Healthcare EHR industry by

July 17, 2019 @ markets.businessinsider.com

Downloads

Apotheka Investor Deck - WeFunder 2020.pdf

Use cases in healthcare


Apothēka Blockchain & Use Cases In Healthcare
Watch later
Share
SURVEY OF CLOSE
500
TO

We started our platform development two and half years ago. Successfully boot strapped the process to bring our Apotheka solution to market.

First, we had to build an Electronic Medical Records Platform

To understand fully the value stream of a hospital or clinical operations we built a simulated Electronic Medical records platform. Thereafter we integrated Blockchain in key areas of Patient scheduling/Registration, Point of care and Revenue cycle (payment flow to include insurance companies).


4652528
Apotheka EMR Sandbox
*Sample Patient chart
Medical Record No 4652528
Billing
Clinical Reminders
Appointments
Demographics
Contact
Recurrent Appointments

Wow! It worked!

In November 2018 we officially launched our phase 1 platform to the healthcare and technology community in Los Angeles.


Apothēka
Register Your Retina
Retina Scan Added to
patients PHI Profile
on the Blockchain


Apothēka

Our next steps

We are now activating our fundraising efforts through Wefunder so that we can start our marketing, client acquisition and finalizing phase 2 Digital Health Passport solution.

We look forward to all of you joining us in building the next unicorn venture!

Investor Q&A

– COLLAPSE ALL

What does your company do?

Apotheka is a SaaS digital health solution leveraging Blockchain technology to ensure the security, data integrity and interoperability of sensitive information within today's healthcare systems. Our solution integrates and transforms Electronic Medical Record platforms and/or legacy clinical systems into secure Blockchain eco-systems.

Where will your company be in 5 years?

Apotheka will be a standard in information management and distribution for healthcare systems globally. The combination of our proprietary technology and market positioning will make Apotheka a desirable target for M&A activity or an IPO to accelerate growth, resources, and shareholder value.

Why did you choose this idea?

Hospitals are plagued with poor security/encryption that has led to multiple data breaches and; secondly bad patient data leading to duplicate medical records, misdiagnosis, billing errors and medical malpractice. All of which are extremely costly and potential detrimental to positive patient outcomes and care.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Advancements in emerging technologies, especially Blockchain has facilitated our initiative of creating secure eco-systems, with transparency and distributed immutable patient health information. According to FBI, Covid-19 cyber-attacks spiked to 400% during the pandemic in addition to initially 2-3x cyber-attacks projected for this year.

While various companies have attempted to address security breaches and data integrity issues in the healthcare sector there has been little success due to lack of robust tools and the technology infrastructures capable of addressing both the present and future. The timing for Blockchain technologies to be integrated into healthcare is now!

What is your proudest accomplishment?

Bootstrapping the Apotheka Blockchain solution has allowed us to maximize shareholder value by offering participation in a venture that has a proven track record of development ability and attaining market validation in some of today's most respected healthcare systems where we are able to support security and value based care.

How far along are you? What's your biggest obstacle?

We have achieved market validation with a major healthcare organization, we have successfully launched our app which is now available to the public for download in the app store, and have completed our phase 1 solution that is market ready with tested use cases under our belt. Our current obstacle is funding. We are seeking funding to aggressively enter the market, scale our team, secure additional patents for our technology, and finalize our phase 2 Digital Health Passport module.

Who are your competitors? Who is the biggest threat?

1. Patientory - main competitor - single use case
2. Blockchain health - single use case
3. Simply vital - single use case

What do you understand that your competitors don't?

1. Apotheka is the first one to file a patent for patient validation on the Blockchain as part of ensuring data integrity in the healthcare value stream
2. Apotheka's approach in multi use case approach (differentiator) because in hospitals there are multiple key data points we are tackling and resolving in the entire value stream - (Registration, Point of care, Clinical profiles, Security and Revenue cycle)
3. Scalability and plug/play functionality

How will you make money?

1. MRR software subscription fee / License per seat and support fees
2. Given the proprietary nature of our technology we have opportunities to monetize via licensing agreements
3. White label opportunities for some of our solutions like telehealth application among others

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Biggest risk - Adoption rate since healthcare sector tends to adopt new technology advancements at a lower rate.
Client acquisition especially mid - large size hospital systems. 10-15 large hospital systems will help us hit our 1.5 - 2 years revenue forecasts.

What do you need the most help with?

Funding so that we can jump start our aggressive marketing, customer acquisition strategy and finalizing our Digital Health Passport solution.

What would you do with the money you raise?

Use of Funds in percents:
Marketing ~ 50%
Software Development ~ 25%
Operations ~ 25%

This will provide us runway 9-15 months

Financials

Apotheka has financial statements ending December 31 2019. Our cash in hand is $10,950.92, as of April 2020. Over the three months prior, revenues averaged $2,500/month, cost of goods sold has averaged $2,000/month, and operational expenses have averaged $1,500/month.

At a Glance

January 1 to December 31

$0	-$19,671	$0
Revenue	Net Loss	Short Term Debt

$18,538	$10,951
Raised in 2019	Cash on Hand As of 04/ 1/20

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Apotheka is SaaS solutions-focused company that uses blockchain given its iron-clad security and scalable, distributed design. Our solution integrates and transforms Electronic Medical Records platforms into secure Blockchain eco-systems.

We hope (but not guarantee) to pursue an IPO or acquisition by a healthcare software company.

Milestones

Apotheka Systems Inc. was incorporated in the State of Delaware in September 2018.

Since then, we have:

- First solution to integrate Telehealth / Telemedicine onto Blockchain to facilitate COVID-19 / Coronavirus patient self assessments
- Patent (pending) six-way patient validation on the Blockchain utilizing AI driven smart workflows (patent to be owned by Apotheka Systems Inc.)

- Latest technology stack and security - Cloud, AI, IoT, & Blockchain
- Integrative solution/interoperability (plug and play functionalities)
- Value bundle solution (Security/Encryption, PHI Validation, Physicians Credentialing, revenue cycle management)
- Our solution in use at Cedars Sinai TowerENT, Stemcell TherapeuticsLA, Pacific Stemcells, Health Centurion, Metrohealth International etc.

Historical Results of Operations

Our company was organized in September 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $7,998, including $7,998 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $19,670.57 and net income of $0 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $18,538.57 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $18,538.57 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Apotheka Systems Inc. cash in hand is $10,950.92, as of April 2020. Over the last three months, revenues have averaged $2,500/month, cost of goods sold has averaged $2,000/month, and operational expenses have averaged $1,500/month, for an average burn rate of $1,000 per month. Our intent is to be profitable in 6 months.

No material changes have occurred since the date of our financials. We hope to have additional paying clients. At the moment, we have four signed paying clients (physician groups). In the next 3-6 months, we expect expenses to rise 10-15% from beginning of our second phase solution development (Apotheka Digital Health Passport), operational and advertising costs from acquiring new customers.

Prior to the COVID-19 pandemic we were in talks with executive teams of major hospital systems (George town hospital, MD Anderson, Cedars-Sinai Nephrology group, CHOC) in exploring implementing our solution.

For additional capital, we can rely on our personal savings; however, we see our client list growing as well in parallel as we do our raise with WeFunder.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
N/A

Gross Margin:
N/A

Return on Assets:
-246%

Earnings per Share:
-$0.00

Revenue per Employee:
$0

Cash to Assets:
100%

Revenue to Receivables:
~

Debt Ratio:
232%

Apotheka System Inc. CPA Review Letter 12-31.pdf

Risks

1. Industry adoption--there might be initial resistance to our new technology stack since healthcare sector tends to embrace digital transformation at a slower rate compared to other sectors. Traditionally, the health and pharma industries have been slow to adapt. According to McKinsey, almost 40% of pharma companies are unsure about how to align digital strategy with their customers' journey while only 10% based strategic decisions on a granular understanding of how digital affects their business model and competitive environment compared with 22% across all industries.

2. Market entry limitations--companies in security or electronic medical records might hinder our collaboration to their exiting clients if we are viewed as threat to gaining their market share.

3. Unexpected resources constraints could negatively impact our ability to hit scaling milestones and would strain our ability to support daily operations.

4. Economy downturn due to COVID-19 pandemic might impact raising funds thus impacting our operational activities. Investors tend to be more engaged in a predictable economic environment.

5. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

6. Early profitability is not guaranteed--we might require additional funding and in case it's not secured, that might cause us to slow our scaling of operations. In addition, sales cycles tend to vary and a bit long for big clients with a huge accounts, which makes projecting recurring revenue difficult.

7. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Luis Lopez	COO @ Apotheka Systems, Inc.	2018
Dennis Maliani	CEO @ Apotheka Systems Inc.	2018

Officers

OFFICER	TITLE	JOINED
Luis Lopez	COO	2018
Victor Pisacane	CTO	2018
Daniel Edelstein	CSO	2018
Dennis Maliani		2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Dennis Maliani	9,485,000 Stock Class A	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$45,652	SAFE
01/2019	$18,538	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Intervallo Consulting Group Inc.	01/30/2019	$18,538	$12,035	4.9%	07/01/2020	Yes

Related Party Transactions

Name	Intervallo Consulting Group Inc.
Amount Invested	$18,539
Transaction type	Loan
Issued	01/30/2019
Outstanding principal plus interest	$12,034 as of 11/2019
Interest	4.9 per annum
Maturity	07/01/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Major shareholder in the Company

Loan from Intervallo Consulting Group Inc.

Use of Funds

$100,000	We will able to add 2 full time staff members and the amount will be distributed to cover company's implementation strategy based on the outlined breakdown below: Marketing & Customer Acquisition 35%; will cover advertising & promotions, selling expenses (e.g. travel, commissions), events & conferences, marketing team salaries (digital marketing manager, sales team and employees benefit costs.Operations & Salaries 35%; will cover bank charges, office rent, electricity, travel allowance, finance, operations, legal charges, insurance professional fees, salaries (CEO, CFO, CTO, bookkeeper, accountant, hr manager, employee benefit cost).Information Technology 12.5%; Infrastructure, internet, wireless, telephony, software, salaries. Research & Development 10%; Additional IP development, patent fillings (patents to be owned by Apotheka Systems Inc.), technology scaling. Wefunder fee 7.5%.
$1,070,000	We will able to add 11.5 full time staff members and the amount will be distributed to cover company's implementation strategy based on the outlined breakdown below:Marketing & Customer Acquisition 50%; will cover advertising & promotions, selling expenses (e.g. travel, commissions), events & conferences, marketing team salaries (account manager, digital marketing manager, marketing assistants, retail sales agent, sales team and employees benefit costs.Operations & Salaries 20%; will cover bank charges, office rent, electricity, travel allowance, finance, operations, legal charges, insurance professional fees, salaries (CEO, CFO, CTO, bookkeeper, accountant, hr manager, employee benefit cost).Information Technology 12.5%; Infrastructure, internet, wireless, telephony, software, salaries. Research & Development 10%; Additional IP development, patent fillings (patents to be owned by Apotheka Systems Inc.), technology scaling. Wefunder fee 7.5%

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	1,000,000	0	Yes
Class B Common Stock	1,000,000	870,000	No
Class A Common Stock	10,000,000	9,485,000	Yes

The Funding Portal

Apotheka is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.